Mail Stop 4561

April 19, 2006

By U.S. Mail and facsimile to (607) 273-0019

Francis M. Fetsko
Executive Vice President and Chief Financial Officer
Tompkins Trustco, Inc.
The Commons, P.O. Box 460
Ithaca, NY 14851

      Re: Tomkins Trustco, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 16, 2006
              File No. 001-12709

Dear Mr. Fetsko:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. Please provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

General

1.   Please tell us how you considered paragraph 41 of SFAS 144 in determining the correct presentation of the disposition of the Merchant Card Business.

Note 2 – Securities, page 47

2. Please tell us the specific nature of the investments included in the Obligations of U.S. Government Sponsored Agencies category. Also, provide us with your comprehensive analysis supporting your conclusion that your investment in these securities is not other than temporarily impaired as of December 31, 2005. Please refer to SAB Topic 5M and address the following in your analysis:

    - Duration of impairment;

    - The current increasing trend in interest rates;

    - The financial condition and near-term prospects of the issuer, including any specific events which may affect the future earnings potential of the issuer; and

    - Your estimate of the forecasted period of time sufficient to allow for any anticipated recovery in market value.

    Provide similar disclosures in future filings.

    * * * * *

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please file your response on EDGAR and provide us with your intended disclosures to be included in your future filings. Please understand that we may have additional comments after reviewing your responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Francis M. Fetsko
Tompkins Trustco, Inc.
April 19, 2006
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant